Tenet Appoints Natalie Morrissette as the New VP Marketing and

Communications for its Tenoris3 Division

Toronto, Ontario - (PRNewswire - January 20, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that the Company has appointed Ms. Natalie Morrissette as its Vice President of Marketing and Communications for its Tenoris3 division. As part of the Company's executive leadership team, she will lead the direction of Tenoris3, which is the data science company that powers the Business Hub™.

Natalie Morrissette has more than 20 years of experience as a pivotal strategist for market growth and leadership for world-class brands. Being a motivational leader, Natalie is capable of creating market leaders through hybrid channels and has successfully catapulted multiple brands to multi-million-dollar revenues in extremely competitive markets. Most recently, she was a strategic consultant contributing to the successful expansion of various national and global brands including Cogeco, National Bank, Government of Australia, Via Rail, Textron, and Pink Lady worldwide. Ms. Morrissette has been a start-up companion, mentoring and accompanying multiple start-ups to success from the ground-up. Prior to her work as a consultant, she held senior positions at Pelmorex Corp (The Weather Network) and Nurun, a world-wide web agency. Natalie also has a Bachelor of Commerce degree from Concordia University in Montreal, Quebec.

"I am delighted to join Tenet at this stage where the Company is ready for a rapid expansion to become a global company," said Ms. Morrissette. "I look forward to bringing my experience and expertise to Tenet and developing the Business Hub™ to become a champion of choices for small- to medium-sized enterprises."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251

cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA 312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications 514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

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